Outcrop Gold Appoints Vice President of Exploration

Vancouver, British Columbia--(Newsfile Corp. - November 25, 2019) - Outcrop Gold Corp. (TSXV: OCG) ("Outcrop" or the "Company") is pleased to introduce David Thomas as the Company's new Vice President of Exploration.

Mr. Thomas is a key addition to Outcrop Gold and will manage and direct all exploration activities in Colombia and provide hands on guidance to the Company team in Medellin, Colombia.

David's first task will be to work with our Country and Exploration manager Diego Barrientos to design and fine-tune the drill program planned for December on the Santa Ana project with the use of 3D modeling software. Deposit modeling is a specialty of David's and for the Santa Ana drill test it is critical to spatially connect core holes with their respective targeted vein zones.

CEO and President Joseph Hebert says: "Importantly, Outcrop has been too long without a Vice President of Exploration and David Thomas will be critical to Company successes going forward."

David will be doing technical reviews of Outcrop's entire portfolio as well as always being on the hunt for new opportunities. He will also work actively to find funding partners for our portfolio. David has entrepreneurial talents, thus in additional to a strong technical background he also brings business development skills to the table.

Background

Mr. Thomas is an economic geologist, fluent in Spanish with over 20 years of experience in the minerals industry. He resides a good part of the year in Bogota, Colombia. He has worked both in corporate roles and is currently also Vice President of Exploration for Libero Copper, a company also focused on Colombia, and in a technical consulting capacity for mineral resource estimation and NI 43-101 technical reports.

As a part of owner-operator teams, has held a series of increasingly senior positions from Exploration Geologist to Project Geologist with TVX Gold Inc. to Exploration Manager with Dundee Precious Metals Inc. and Vice President Exploration with Red Eagle Mining, prior to Libero Copper.

His experience includes project generation, project appraisal and evaluation, orebody modelling, geostatistical evaluation, and assay quality control for open pit and underground projects. He has authored and co-authored several NI 43-101 compliant technical reports and is a registered professional geologist (P. Geo.) and Qualified Person for multiple commodities and deposit types under CIM and JORC codes.

David has an MSc. degree in mineral exploration from the Royal School of Mines in London and a citation in Applied Geostatistics from the University of Alberta.

About Outcrop Gold

Outcrop is a gold prospect generator active in Colombia acquiring gold exploration projects with world-class discovery potential. Outcrop performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Outcrop has Newmont Goldcorp as a funding partner on its Lyra project in Antioquia directly south of Buritica.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph P Hebert, Chief Executive Officer

Tel: +1-775-340-0450

Email: joseph.hebert75@gmail.com

www.outcropgoldcorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes forward- looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, the ability of the Company to exercise the option and general economic, market or business conditions and regulatory and administrative approvals, processes and filing requirements. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements.

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